UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

HitCom Corporation
(Name of Small Business Issuer in its charter)

Delaware
(State or other jurisdiction of incorporation or jurisdiction.)

87-0389677
(I.R.S. Employer Identification Number)

700 North Second Street, Third Floor, St. Louis, MO 63102
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number:	(314) 231-1000

Securities to be registered under Section 12(b) of the Act:
Common Stock,  $.004 par value per share
8% Convertible Preferred Stock, $.001 par value per share

Securities to be registered under Section 12(g) of Act:
None

HitCom Corporation

INDEX

Part I

ITEM 1.	Description of Business

ITEM 2.	Management's Discussion and Analysis of Financial
Condition and Results of Operations

ITEM 3.	Description of Properties

ITEM 4.	Security Ownership of Certain Beneficial Owners
and Management

ITEM 5.	Directors, Executive Officers, Promoters and
Control Persons

ITEM 6.	Executive Compensation

ITEM 7.	Certain Relationships and Related Transactions

ITEM 8.	Description of Securities


Part II

ITEM 1.	Market Price of and Dividends on the Registrant's
Common Equity and Other Shareholder Matters

ITEM 2.	Legal Proceedings

ITEM 3. Changes in and Disagreements with Accountants

ITEM 4.	Recent Sales of Unregistered Securities

ITEM 5.	Indemnification of Directors and Officers

	Financial Statements
 - HitCom Corporation for the nine-month period ended December 31, 1997
 - One Plus Marketing, Inc. for the three-month period ended March 31, 1997
 - Channel Telecom Inc. for the nine-month period ended December 31, 1997 and for the year ended March 31, 1997
 - HitCom Corporation pro forma for the year ended December 31, 1997
   (unaudited)
 - One Plus Marketing, Inc. for the year ended December 31, 1996 (unaudited)

Part III

ITEM 1.	Index To Exhibits

        Signatures


PART I

ITEM 1: DESCRIPTION OF BUSINESS

General

HitCom Corporation (HitCom or the Company) was reincorporated under the laws of the state of Delaware in 1995 and is the successor to a corporation originallyincorporated under the laws of the state of Utah in 1982.

After acquiring 80% of the outstanding stock of One Plus Marketing, Inc. (One Plus) in April 1997, the Company re-engineered itself to become a facilities-basedtelecommunications company providing enhanced communication services and technologies. The Company's currently pending acquisition, Channel Telecom Inc. (Channel) is expected to close in April of 1998, and is an intricate part of the re-engineering process. (See 1997 Acquisitions).

Today, the Company is engaged in the following products and services:

- Interactive Voice Response/Voice Processing Services
- PhoneCards and PhoneCard Platform Services
- Internet Connectivity Services

The Company is expanding its research and development to support an aggressive internal growth plan and to attract additional strategic acquisitions as well as to establish international partnerships that will allow the Company to offer new IP (Internet Protocol) telephony driven services abroad. Today, the Company uses a proprietary PC-based network to handle its call volume. However, the Company is in the final stages of developing a new proprietary-switching platform utilizing Excel switching hardware that will greatly increase and enhance the Company's capabilities. The Company also plans to license and resell its proprietary switching software as an Excel Value Added
Reseller (VAR) to corporate clients throughout the world.

In first quarter of 1998, the Company announced that Channel was the official network provider for the Rolling
Stones prepaid phonecards. The Rolling Stones prepaid phonecards are available at concerts, the Rolling Stones merchandise catalog and in select retail outlets.

The Company has also committed some of its resources to developing a premium Internet connectivity service targeted at high-end Internet users. One Plus plans to further integrate its voice and Internet technology to introduce services using CTI (Computer Telephony Integration) and IP
(Internet Protocol) telephony.

Currently, the Company employs approximately 35 people including managerial, administration, technical and sales personnel.


1997 Acquisitions

In April 1997, the Company acquired 80% of the voting stock of One Plus, presently the Company's largest subsidiary.
One Plus has been in business since 1991 with its original focus on the interactive voice response and voice processing segment of the telecommunications industry. One
Plus developed a proprietary PC-based platform that it has used to handle its customer traffic since the Company's inception. There are currently in excess of 15,000 subscribers on the One Plus network which handles more than one million calls per month.

In December 1997, the Company entered into a Letter of Intent to acquire Channel Telecom Inc. A definitive agreement has since been executed anticipating an April
1998 closing and an effective date of January 1, 1998.
Channel was established in 1994, with its focus on the retail distribution of prepaid phone cards. Presently, Channel is the fourth largest facility-based phone card company in Canada with over 1,500 retail outlets.


Products & Services

The following section has been divided by product category.
Each product category includes the product/service the Company, including Channel, provides.Interactive Voice
Response/Voice Processing Services

800Link

One Plus 800Link has become a favorite Interactive Voice
Response(IVR)/Voice Processing Platform for several Direct
Sales Organizations in the United States.

The basic service includes:

- Up to a 5 minute greeting time
- Up to a 2 minute message time
- Holds up to 40 messages with a 14 day storage time
- Personal Security Code for retrieving messages
- Time and date stamp for each incoming message
- Caller ID
- Online account status
- Monthly account status mailing, including usage detail and balance information

For an additional fee, other features can be added to an 800Link account. They include:

- Calling card capabilities
- Call forwarding (follow me service)
- Automated attendant
- Extended greeting time (up to 30 minutes)
- Reduced response (from 2 minutes to 1 minute)
- Group broadcasting (broadcast the same message to a specified group)
- Call rotation (allows one incoming number to be rotated evenly to a group)
- Fax back
- Fax on demand
- Fax broadcast (allows broadcast faxing to a list of fax numbers almost instantly)


GAP LINES

The GAP lines allow subscribers to pre-record a message that their clients and prospects can access using an 800 number and a Personal Identification Number (PIN) to listen to the message. The minimum message length is 10 minutes.


CUSTOM APPLICATIONS

One Plus can develop a custom IVR application for virtually any situation. For instance:

- Automated online surveys (allows a caller to complete a survey using the telephone)
- Automated locator service (allows a caller to find the location nearest to them)
- Automated payment systems

All of the Company's IVR services are marketed through One
Plus. The marketing effort consists of nationally placed advertisements that attract prospects to obtain the Company's 800Link services. Nevertheless, the majority of new business is still generated through referral.
Currently, these products are marketed in the US and Canada.

One Plus has been extremely successful marketing its 800Link service to small businesses and Direct Sales
Organizations. To date, the Company has actually limited its sales efforts because the Company was not able to build the technology infrastructure quick enough to handle the new subscribers.

With the implementation of the Company's new telco-grade switch-based platform, One Plus will now have the capacity it requires to greatly expand the number of 800Link users.
Accordingly, the Company expects to expand its advertising efforts to attract new subscribers.

The Company has also hired a new Account Manager to approach additional Direct Sales Organizations (DSO). DSOs use the Company's 800Link to provide needed advertising support and communication services to their participants.


Phone Card and Phone Card Platform Services

Channel PhonePass

The Channel PhonePass is one of the best selling retail phone cards in Canada.

Available in a variety of images, this high-end card has become a favorite with tourists, card collectors, students and anyone who needs a phone card for long distance convenience.

Some of the benefits include:

- High commission rate for retailers
- Multilingual voice prompts to ensure sales to foreign visitors and for sales in ethnic communities
- Significant savings over other direct dialing methods
- Available in $10, $20, $30, $50, and $100 denominations
- Point-of-sale marketing material available including posters, brochures and displays
- Consignment
- Co-branding
- Vending machines available for high volume locations

Channel plans to introduce a US version of the Channel
PhonePass in the second quarter of 1998.

Channel PhoneCash

The Channel PhoneCash is a deep discount card offering rates that are competitive or lower than most residential long distance rates, providing the best value to consumers and excellent margins for retailers, particularly in high traffic areas.

Some of the benefits include:

- Local and 1-800 access numbers
- Available in $5, $10, $20, and $50 denominations
- Co-branding
- Point-of-sale marketing material available including posters, brochures and displays
- Vending machines available for high volume locations

Channel plans to introduce a US version of the Channel
PhoneCash in the second quarter of 1998.


CUSTOM CARDS

Channel has created completely customized prepaid phone cards for resale or promotional/institutional use.

Custom cards can carry a company image and logo, product imaging, or any custom design or text desired.

Some of the benefits include:

- Turnkey custom service and advice including market planning, card design and development, card manufacturing, inventory tracking and fulfillment, and production of point-of-sale marketing material available including posters, brochures and displays.

- Custom voice prompts can be implemented so that customized company or product messages can be used to greet card users and additional options can be implemented which allow card users access to other information about a company or product.

- Available in any denomination.


COLLECTIBLE CARDS

Channel has also premiered its first collectible prepaid phone card. Through an exclusive worldwide licensing agreement, Channel markets a numbered, four card series featuring the world famous Rolling Stones. Channel is currently working with other entertainment and sports celebrities to gain the rights to market prepaid phone cards that carry their trademark names and images.

There are only a handful of companies in Canada with national presence in the phone card marketplace. Channel is one of those companies. Further, several of the major players in Canada do not own their own switching platform and must rely on a third party service bureau. As the industry evolves with competition, it appears in 1998 there could be a consolidation in the industry and double-digit growth for well established companies with technical and marketing strength.


Service Bureau

Utilizing the Company's proprietary switching platform and customer service center, the Company has recently introduced a service bureau for other phone card sales and marketing organizations. This turnkey solution allows a non-switch-based marketer of prepaid phone cards to purchase the required network services from the Company.

The Company's service bureau features:

- Processing of over 3 million minutes per month. The network is capable of processing 25 million calls per month

- 24-hour customer service

- 24-hour technical staff and system monitoring

- Excel Switching Platform

- Competitive rates

- Superior performance quality

- Telecommunication expertise

Prior to 1998, the Company's marketing of its phone card capabilities was limited. With the acquisition of Channel, there efforts will be expanded in both the US and Canada.
All of the Company's PhoneCard products and services are now marketed under the Channel name (Channel Telecom and Channel Telecom USA).


Internet Connectivity Services

The Company, through its One Plus subsidiary, markets premium Internet connectivity services to commercial accounts in the St. Louis, Missouri market. Those services include:

- Dedicated ISDN connectivity
- Dedicated T-1 connectivity
- Web site development and hosting
- Related Internet and web services

The Companys Internet connectivity is provided using its state-of-the-art, 100% digital network featuring Cisco 7513 routers and a direct ATM/ fiber optic connection to the Internet. The Companys service quality exceeds that of most other Internet Service Providers due to its enhanced levels of security and 24-hour monitoring and customer support.

The Company's Internet services were introduced to the St.
Louis market in the fall of 1997. The Companys primary objective with its Internet services sales efforts is to subsidize, and potentially profit from, the Internet technology (i.e., IP telephony) research and development.

Because of the investment the Company has made in its Internet technology, the Company believes its Internet connectivity service is one of the best in the marketplace.
As the Company expands its efforts, the Company believes its service will continue to set the standard for superior
Internet connectivity services. This includes speed
(bandwidth), security and stability.

The St. Louis market consists of approximately 25,000 businesses that fit the Companys target market for connectivity services. The Company intends to continue to market its services to this segment.


IP Telephony Related Services

International Fax-to-Fax

The Company's international fax-to-fax service will allow its customers to fax from developing countries to the United States and Canada at greatly reduced rates over traditional fax transmission utilizing current long distance providers. The Company expects to begin marketing its international fax-to-fax services in late 1998 from at least one international gateway. Depending upon the success of the international test market, the Company expects to add international gateways in 1998.

Continuing worldwide deregulation and advancing IP telephony technology is opening a variety of IP telephony market niches both domestically and internationally. The
Company has devoted a portion of its resources to the research and development of several IP telephony related products/services as well as international market research.

To date, the Company has completed the design phase of its IP telephony network, including the US hub gateway. Over the next few months, the Company expects to complete the provisioning and installation of the hub gateway in the United States.

The Company has decided to pursue these international products based on the following considerations:

- Voice telecommunication has more stringent regulations compared to data (fax) transmission. Even though the Companys IP technology will eventually carry voice communication, several technical advancements will need to occur in the industry before this becomes a practical reality.

- Faxing from most developing countries to the US and Canada is very expensive. The Companys international fax could be 75% less expensive than current methods.

- Fax machines are not as readily available as compared to the US and Canada.

- The Company has already established key relationships in several developing countries that would increase the Company's possibility of success.


Switch Platform Services

In 1998, the Company expects to begin licensing its proprietary switching technology to organizations throughout the world. The package is expected to licensed/sold as a turnkey telecommunications platform including all the necessary hardware and software to get up and running. The software will be sold in a modular fashion, each module providing a specific function.
Additional modules, optional support packages and upgrades
(capacity expansion) will be offered separately.

The Company purchased an Excel LNX 2000 switch and began development of the platform in late 1996. Programming for low level switch functionality, or the Switching Engine was completed in the fall of 1997. Work has begun on several of the modules, specifically the User Interface
Console and Phone Card modules with an expected completion date in the second quarter 1998.

Before the platform is ready for commercial use, comprehensive documentation must be written and technicians for customer support recruited and trained. As these issues are being addressed, development of additional modules will continue. Platform sales are expected to commence in late
1998.

The Company's goal is to offer a proprietary state-of-the-art, non-blocking digital switching system which will allow integration of voice processing, database and networking technologies to provide turnkey and custom telephony products. Specifically, the system will be aimed at the following marketing applications:

- Prepaid and postpaid calling card authorization
- Prepaid wireless
- Voice mail
- Information line
- 1+ service
- Callback
- Enhanced services
- Stored value transactions
- Smart card applications in closed environments
- Other


Industry Overview

Telecommunications Industry Overview

Canada is going through the final phases of deregulation in the telecommunications industry. There are two specific areas of deregulation which will create new opportunities in the phone card industry in 1998; swipe access functionality and elimination of Teleglobes monopoly on overseas long distance services.

Until late 1997, Bell Canada and the Stentor Alliance had a monopoly on swipe access. Swipe access allows cards to have magnetic stripes which encode the 1-800# and the PIN# to be dialed on the cards. The cards can be swiped on any of Bell Canada's pay phones (approximately 70,000) eliminating the user having to enter the 1-800# and their PIN#. Channel expects to have swipe functionality on its cards in 1998.

The CRTC (Canada's governing telecom regulator) has ruled that Teleglobe's monopoly on overseas long distance services must be eliminated by October 1998. This will drive down the price of overseas long distance in Canada to be more in line with the U.S. Currently Canadian pricing is 30-40% higher than in the U.S. Lower pricing will increase volume and create short-term arbitrage opportunities for companies. The Company expects to be positioned to take full marketing advantage during this time period.

Telecommunications is a complex, rapidly evolving $200 billion industry affecting every aspect of our lives.
Telecommunications no longer refers only to local and long distance telephone communications. Instead, the industry is now made up of everything from cellular and satellite or wireless communications to interactive voice and voice mail messaging; from data transmission, including fax, to voice and video conferencing; and from Internet and intranet connectivity to cable television. That's just today. The industry is currently experiencing an unprecedented introduction of new and enhanced communication technology and services.

The way these services are purchased is changing as well.
Not that long ago, only select groups were able to benefit from the latest communication advancements and conveniences available. Today, people from every social economic background are familiar with local and international communications services and technologies. As a result, prepaid phone cards, prepaid cellular and even prepaid dial tone have witnessed explosive acceptance and growth.

In the decade since the mid-1980s, divestiture, deregulation and the advent of computer telephony integration (CTI) have reopened a virtually monopolized industry to promote unparalleled competition and expansion.
Now, in addition to the major players AT&T, MCI, Sprint and WorldCom other companies, like the Company, are able to successfully compete and thrive by developing new technologies and pursuing niche markets and opportunities.

By focusing and building upon the products and services that employ computer telephony, the Company has been able to take advantage of the enormous demand for alternative and specialized providers and services. Specifically, the Company has established itself in four segments of the industry. They are:

- Interactive Voice Response services
- Prepaid phone cards and phone card platform services
- Internet connectivity services
- IP (Internet telephony) services

A more detailed explanation and overview of each of these segments follow:

Interactive Voice Response (IVR)

Interactive Voice Response (IVR) includes a variety of voice processing and messaging services. IVR allows a user to access, store and carry out transactions by using his voice or the keypad of a touch tone telephone. For instance, simple call routing Press 3 for Customer
Service is a type of IVR. So is Bank by Phone and For the nearest location, enter your zip code. In essence, IVR allows any telephone to become a computer terminal. In addition to these applications, businesses are developing thousands of new applications each year that allow them to benefit from the efficiencies and cost savings surrounding this relatively new technology.

As new uses and consumer acceptance have developed, so has the technology. Now, instead of using the keypad alone, the systems are using Voice Recognition to accept and act upon commands. Then, text-to-speech technology can actually read information to the caller from text fields in computer databases. Of course, there are other, less dramatic, uses for IVR, including simple voice mail, fax broadcasting and follow-me call and fax routing services.

The Internet is also having an impact on IVR. As increasingly larger numbers of people are researching and communicating (e-mail) via the Internet, IVR applications are being used to integrate the telephone and the Internet.
An example would be calling a voice mail system to retrieve e-mail using a text-to-speech system.

Industry analysts report the IVR market was $1.5 billion in 1995 and predict it to grow to an estimated $3.7 billion in 2002.

The Company entered the market by providing large Direct
Sales Organizations with customized voice processing systems that allow each member of a national or international sales organization a method by which the response from a large advertising campaign can be handled
24 hours a day and pertinent data reported to the membership almost instantly. In addition, such organizations are able to broadcast such things as product specifications (by voice or fax) and motivational messages to their teams. In addition to this market niche, the Company develops and implements several other custom applications for its clients, such as automated surveys and fax-on-demand.

Prepaid Phone Cards and Phone Card Platform Services

Prepaid phone cards, originally introduced in Europe in the early 1980's, have been gaining popularity in the US since
1992, and Canada since 1994. A prepaid phone card permits a consumer to purchase a card (actually an account) with a preset denomination of call time or minutes available.
The consumer can then use the card from virtually any touch tone telephone by calling a local or toll-free (800 or 888) number to access a network provided or contracted by the card issuer to make a local or long distance (including international) telephone call.

There are currently two types of prepaid phone cards in use:

Remote Memory Card a card that has an account number and a PIN printed or coded into a magnetic strip. This card does not actually keep track of the usage or time remaining on the account. Instead, it tells a computer database on the other end of the line the caller's identity, allowing the system to look-up the most current account information and balances.

Smart Card a smart card, unlike a remote memory card, actually provides data storage, using a tiny computer chip, of the account usage and balances on the card itself. Smart card technology has been used in European markets for several years, and has been recently introduced in the United States and Canada.
Unlike remote memory cards, smart cards require readers that are not currently available on most
North American telephones.

The Company primarily uses remote memory prepaid phone cards.

Initially, when prepaid phone cards were introduced in North America, they were used by advertisers as promotional items. For example, a major beverage company gave everyone who purchased a 12-pack of their product, a free 10-minute card as a premium for choosing their product. Promotional cards accounted for nearly 60% of the market in 1995.
However, 1997 indications are that only about 40% of prepaid cards are issued for promotional use and that number is steadily decreasing as the retail market increases.

The retail segment consists of the following primary buyers: transients, the credit challenged, immigrants, tourists, business travelers, truckers, students, and those who do not typically carry money (e.g., children). The shift from promotional use to retail as well as the changing user demographics clearly indicates that phone cards are now a well established and accepted consumer product in North America.

There are primarily two types of prepaid card issuers.
Facility-based, those who have their own platforms and non-
facility-based, those who market the cards and outsource
their network needs to facility-based companies that resell
prepaid phone card network services through its own service
bureau.   The Company is a facility-based card issuer.

The growth of the prepaid phone card market has been extraordinary. According to industry research, the US market was about $500,000 in 1992 and grew to $500 million by 1994. In 1996, the US prepaid calling card market surpassed the billion-dollar mark, exceeding all expectations of industry and analysts. A report released in early 1997 by Atlantic-ACM, a Boston-based market research firm that tracks the telecommunications industry, predicted the sales of prepaid cards would reach $2.5 billion by the millenium. Later in 1997, due to unanticipated sales growth within the retail segment, Atlantic-ACM increased its long-term forecast by more than 50%. The research firm now estimates overall revenues for prepaid phone cards to be $2.7 billion in 1997 and $4.3 billion by 2001.


Internet Connectivity Services

Even though the Internet's roots date back to a 1960s US
Department of Defense network project, it wasn't until the mid-1990s that its mass acceptance and communications potential exploded. In 1997, an American Internet Usage
Survey estimated that 31.3 million adults were using the Internet and 55 million were poised to become Internet users within the next few years.

As users continue to benefit from their use of the Internet, the need for bigger, safer, faster connections has also increased. Consumers, who previously used the Internet as a novelty for entertainment purposes have now become dependent on it for research and communications.
Many businesses have found a connection to the Internet to be as important as a telephone and a fax machine when communicating with their customers and suppliers.

According to a 1997 research report by International Data
Corporation (IDC), Internet connectivity is estimated to be a $1 billion business in 1997, with revenue expectations projected to be $4 billion by 2000.

In addition to research and communication, the Internet and specifically IP telephony is presenting numerous alternatives for transporting important data and communications. Experts believe that in just the next few years these alternative technologies will handle 34% of the traffic currently running over existing telecommunications networks.

Even though the Company offers a premium Internet connectivity service to commercial clients, the Company's
Internet connectivity sales are used to subsidize its ongoing research and development of applications that will allow it to benefit from as well as develop for sale emerging concepts and technologies relating to Internet
Protocol (IP) or IP telephony.


IP Telephony

IP telephony is now in its infancy but, by all indications, will quickly become a major factor in the telecommunications industry. IP telephony is the convergence of CTI (Computer Telephony Integration) with the Internet. The resulting products and services enhance both the telephony and computer environments and also create new hybrid applications. A sampling of existing CTI technologies and applications include intelligent PBXs
(Private Branch Exchanges), IVR (Interactive Voice
Response), ACDs (Automatic Call Distribution centers), fax servers, voice mail and messaging, cellular phone services, modems and ISDN.

These new IP telephony applications include PC-to-PC connections, PC-to-phone connections, and phone-to-phone connections. IP telephony applications include voice over the Internet and intranets, fax traffic, Web enabled IVR, Unified Messaging and more.

Some specific applications include:

Voice Applications. IP-based networks can be used to carry voice in real-time. This capability is provided through the use of "packetization," where the voice is digitized and transmitted over the Internet in packets. The cost, particularly for international calls can be 90% less than that of placing a regular long distance call. In addition, voice by-pass increases the number of lines available so those users with only a single phone line can now make voice calls while on the internet.

Fax Applications. Like voice by-pass, fax by-pass converts fax signals into "packetized" data. As a result, fax by-pass can dramatically cut the cost of sending long distance faxes, especially overseas, by a factor of 10 or more, without the need for end users to purchase additional equipment.

ACD/Call Center Integration with the Web. Call centers queue and connect incoming telephone calls to service staff who usually have computers at their desks providing sales and product information.

Unified Messaging Delivery via the Web. Unified messaging with IP telephony allows a user to access multiple media types (voice, fax, e-mail) and multiple systems, all through a Web browser and, by implication, from across the Internet.

Conferencing. IP telephony enables networked computer users to conduct one-on-one, one-to-many and many-to-many conferences, greatly reducing the cost of conference calls.

Internet-Enabled IVR. IVR can be integrated with Web technology, allowing users to navigate IVR menus from their Web browsers instead of their telephone handsets. Existing IVR resources can be made available through Web tools and the Internet.

According to Jupiter Communication, an Internet marketing consulting firm, the key issues in IP telephony include voice quality, potential government regulations, standards, and scalability. Even so, IP telephony holds the promise to enhance existing methods of communications, while creating new information delivery methods, applications and market opportunities.

A recent Frost & Sullivan study estimates the total
Internet equipment market to grow to $47 billion by 2002.
This represents only the hardware involved in provisioning
Internet activity such as modems, firewalls, storage systems, and servers. IDC estimates that the size of the IP telephony market, including related software for IP telephony and fax server equipment, and revenues generated by IP telephony use to rapidly grow to $1 billion by 1999.
A recent Probe Research report estimates that by 2005, 34% of all telephony traffic (representing potentially hundreds of billions of dollars) will run across some type of IP network.

In 1998, the Company expects to begin marketing its first
IP telephony based service an international fax by-pass service that will dramatically cut the cost of sending international faxes from the Company's gateway countries to the US.


Switch Platform Services

As the telecommunications industry and product offerings have changed, so have the networks that process the communication. Until recently, telecom companies used massive switch networks that could perform the more routine, and most needed services predominantly connecting one caller with another caller. However, with the influx of new services voice, data, fax, video, conferencing, etc. more sophisticated and flexible switching technology is required.

Today's more robust switching technology is most often achieved using PC-based platforms or switch-based platforms. PC-based platforms are composed of standard PCs equipped with specialized hardware and software to provide the necessary functionality. PC-based platforms are generally sufficient to meet the needs of organizations with a moderate call volume and switching needs. The significantly more expensive switch-based platforms, which are built around a programmable switch, provide a platform naturally suited to high call volume environments and afford virtually unrestricted switching flexibility.

Most telecom companies prefer switch-based platforms. And, even when a company can afford to purchase switch hardware manufactured by companies like Excel, Harris, Summa Four, Siemens, NEC and Lucent Technologies acquiring software to control the switch, installation and maintenance are up to the customer.

The abundance of new telecommunications companies combined with those existing companies that need to upgrade their networks to offer the new services, is creating an opportunity for companies which have developed their own proprietary switching platform. Adding to the demand is the fact there are only a limited number of companies that provide this required switching expertise.

It appears the world market for intelligent telephony solutions is immense. According to information obtained from Cabling Installation & Maintenance Magazine, CTI software and expertise is one of the fastest growing service sectors. The potential telephony market industry which would have an application for the proprietary technology the Company is developing is estimated to be $6.3 billion in 1997 and $13.4 billion by 2000.

The Company's goal is to become an Excel VAR (Value Added
Reseller) by the end of 1998.


ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

The Company principally derives its revenues from the sale
of interactive voice response/voice processing services to
Direct Sales Organizations.  These customized voice
processing systems allow each member of a national or
international sales organization a method by which the
response from a large advertising campaign can be handled
24 hours a day and pertinent data reported to their
membership almost instantly.   The Company generally
requires its customers to establish a minimum account balance prior to receiving voice mail service. The Company recognizes revenues as services are rendered. Account balances in excess of services rendered are recorded as deferred revenue. Account balances without activity for 180 days are treated as revenue.

Effective April 1, 1997, the Company acquired 80% of the outstanding stock of One Plus Marketing, Inc. (the
Acquisition) for 5,837,503 shares of the Company's common stock. The Acquisition was accounted for as a reverse acquisition in accordance with APB No. 16 Business
Combinations. As such, One Plus Marketing, Inc. is considered the accounting acquiror. The historical financial statements prior to April 1, 1997 are those of One Plus Marketing, Inc.


RESULTS OF OPERATIONS AND CASH FLOWS

The following table sets forth certain financial data of the Company for the years ending December 31, 1997 (pro forma) and 1996. Note that since the Acquisition has been accounted for as a reverse acquisition, the 1997 results reflect the three-month period ended March 31, 1997, for One Plus combined with the Company's nine-month period ended December 31, 1997.


                                            (Unaudited)    (Unaudited)
                                               1996            1997
Net revenues                                 $3,568,167     $1,927,142
Costs and expenses:
  Cost of sales                               1,969,358      1,077,090
  Selling, general and administrative         1,418,250        442,359
    Total costs and expenses                  3,387,608      1,519,449
Operating income                                180,559        407,693
Other expense (income)--net                      50,566        (13,493)
Income before income tax benefit and
       minority interest                        129,993        421,186
Tax benefit                                        (885)            --
Income before minority interest                 130,878        421,186
Minority interest                                64,257             --
Net income                                   $   66,621      $ 421,186

                                             (Unaudited)     (Unaudited)
                                                1996             1997
Cash flows from operating activities:
   Net income                                $   66,621      $ 421,186
Adjustments to reconcile net income to
 net cash provided by (used in)
 operating activities
Depreciation and amortization                    70,594         26,235
Minority interest in earnings of
subsidiaries                                     64,257             --
Deferred tax benefit                               (885)            --
Changes in assets and liabilities:
Accounts receivable--net                        (80,864)       (85,185)
Prepaid expenses and other                       39,900        (67,041)
Other assets                                    (25,513)            --
Accounts payable and accrued expenses          (267,805)        30,313
Deferred revenue                                 77,441        254,520
Net cash provided by (used in)
  operating activities                          (56,254)       580,028
Cash flows used in investing activities:
  Purchase of property and equipment            (76,483)      (243,005)
  Cash acquired in reverse acquisition            1,052             --
  Net cash used in investing activities         (75,431)      (243,005)

Cash flows provided by financing activities:
  Shareholder distributions                     (94,424)            --
  Payments on capital leases                     (1,961)            --
  Purchase of stock for treasury                 (9,712)            --
  Common stock canceled                              (7)            --
  Net cash used in financing activities         (106,104)           --

Net increase (decrease) in cash and cash
 equivalents                                    (237,789)      337,023

Cash and cash equivalents:
Beginning of year                                426,589        89,566
End of year                                    $ 188,800     $ 426,589


Prior to April 1, 1997, One Plus was an S Corporation for tax purposes and the One Plus' stockholder elected to be treated as an S Corporation under provisions of the Internal Revenue Code which provides that, in lieu of corporate income taxes, the stockholder is taxed for the Company's taxable income. Therefore, no provision or liability for federal and state income taxes is reflected in the financial data for periods prior to April 1, 1997.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO 1996

NET REVENUES. Net revenues increased $1,641,025 or 85% from $1,927,142 in 1996. Revenues are primarily generated from the Company's interactive voice response products and services. The Company currently has in excess of 15,000 subscribers on the One Plus network which handles more than one million calls per month. At December 31, 1996, the Company had approximately 6,000 subscribers on the One Plus network handling more than 700,000 per calls per month.

COST OF SALES. Cost of sales increased $892,268 or 83% from $1,077,090 in 1996. The cost of sales percentage to net revenues decreased from 56% to 55%, thus gross profit margin increased correspondingly. Cost of sales primarily represents the long distance minutes purchased to service the interactive voice response products and services. The
Company purchases long distance minutes from a highly competitive service market. In late fourth quarter 1997, the Company was able to renegotiate its long distance per minute rate with its current service provider. The Company expects its interactive voice response gross profit percentage to increase between 1 and 2 percent in 1998 as a result of its affiliation with its long distance service provider.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased $975,891 or 121% from $442,359 in 1996. The selling, general and administrative percentage to net revenues increased to 40% from 23%. The primary reasons for the increase was attributable to the re-engineering and restructuring of the Company in the third and fourth quarters of 1997, combined with the additional costs of administrative support functions to enhance the management of the Company.

OTHER EXPENSE (INCOME), NET. Other expense (income), net increased $64,059 from income of $13,493 in 1996. The primary reason for the increase was attributible to the Company's re-engineering and restructuring costs in the third and fourth quarters of 1997.

MINORITY INTEREST. Minority interest increased $64,257 from no activity in 1996. Minority interest represents a 20% ownership interest in the Company's subsidiary One Plus owned by the major stockholder of the Company.

NET INCOME. As a result of the foregoing, net income for the year ended December 31, 1997, decreased by $345,565 or 84% compared to 1996.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows from Operating Activities

During 1997, the Company had net cash flows used by operating activities of $56,254 as compared to net cash provided by operating activities of $580,028. Effective with the reverse merger acquisition of One Plus, the Company assumed an immediate increase in accounts payable and accrued expenses of $1,150,960. Cash from operations was used to reduce these liabilities.

Cash Flows from Investing Activities

During 1997 and 1996, the Company used $76,483 and $243,005 for purchases of property and equipment related principally to support the Company's interactive voice response operations.

The Company's total budgeted capital expenditures, including acquisitions, are currently anticipated to be approximately $1.5 million during 1998 in connection with the purchase of strategic interactive voice response and prepaid phone card operations, the minority interest of One
Plus and enhanced phone card computer system upgrades.  The
Company expects to fund these expenditures through equity financing and bank borrowings. Although management anticipates that the Company will continue to expand, there can be no assurances that the Company's expansions plans will not be adversely affected by competition, market conditions, or changes in laws or government regulations affecting telecommunication businesses.

Cash Flows from Financing Activities

The Company maintains a $100,000 secured revolving credit arrangement with a bank that bears interest at the bank's prime rate plus one percent (prime was 8.5% at December 31, 1997) and expires on April 24, 1998. The Company has pledged its assets as security for the existing indebtedness. At December 31, 1997, the entire credit arrangement available has been used by the Company. The
Company is currently reviewing its short and long-term debt financing and expects to implement more favorable debt financing in the first and second quarters of 1998.

SUBSEQUENT EVENTS

On February 18, 1998, the Company announced the signing of a definitive agreement to acquire 100% of the outstanding shares of Channel Telecom Inc., (Channel) headquartered in Toronto, Canada. Channel is the fourth largest facility-based provider of prepaid calling cards in Canada.
The transaction had been approved by the Company's Board of Directors and is expected to be ratified at the Company's
Annual Meeting of Shareholders.

Under the terms of the agreement, the Company will exchange approximately 3.8 million shares, adjusted for certain events, of Company common stock and $175,000 in cash for all of Channel's outstanding shares. The transaction is expected to close in April 1998 with an effective date of January 1, 1998.

IMPACT ON INFLATION

Management believes that the Company's results of operations are not dependent upon the levels of inflation.

PLAN OF OPERATION

Management believes that it can continue to fund its operations at current revenue levels. However, management has planned an aggressive future revenue growth plan through acquisitions and increased market shares and thus, expects to complete a private placement in the second quarter of 1998 to provide additional funds for working capital, property and equipment purchases and acquisitions that compliment the Company's strategic goals and objectives.

FORWARD LOOKING STATEMENTS

Statements included in this Management's Discussion and Analysis and elsewhere in this Form 10-SB, in future filings by the Registrant with the Securities and Exchange
Commission and in the Registrant's press releases and oral statements made with the approval of authorized executive officers, if the statements are not historical or current facts, should be considered "forward-looking statements" made pursuant to the safe harbor provisions of the Private
Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected.
Registrant wishes to caution the reader not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

ITEM 3: DESCRIPTION OF PROPERTIES

The Company operates its interactive voice response and prepaid phone cards through leased offices located in St.
Louis, Missouri and Edwardsville, Illinois, USA, and upon completion of the Channel acquisition, will have leased offices in Toronto, Ontario, and Vancouver, British
Columbia.

The Company believes its facilities have generally been well maintained, are in good operating condition and are adequate for the Company's current requirements.

ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth the number of shares of the Company's Common Stock owned by each person who, as of December 31, 1997, and adjusted was known by the Company to oun beneficially more than 5% of its outstanding Common
Stock and the ownership of all Executive Officers and Directors of the Company, individually and as a group.

Name and Address of                Number of Shares         Percent of
Beneficial Owner                   Beneficially Owned(1)    Class

Scott A. Beil,
700 North Second Street
St. Louis, Missouri 63102          5,837,012                 73.6%

Anthony W. Hitt
700 North Second Street
St. Louis, Missouri 63102          1,005,391                 12.7%

Officers and Directors as
  a Group                          5,837,012                 73.6%
_________________

(1) As of December 31, 1997, the Company had outstanding
7,923,764 shares of Common Stock.


ITEM 5: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

The following table sets forth certain information concerning the directors, advisory directors and key management of the Company:


Name                Position                                       Age
Scott A. Beil       Chairman & Chief Operating Officer/Director    29
Rajan Arora         President & Chief Executive Officer/Director   33
David B. Parks      Executive Vice President, Chief Financial
                      Officer & Corporate Secretary/Director       32
Jeffrey Shier       Executive Vice President, Sales & Marketing/
                      Proposed Director                            36
Ronald K. Mann      Proposed Director                              47

Scott A. Beil, Chairman and Chief Operating Officer/Director

Scott A. Beil founded One Plus Marketing, Inc., a telecommunications and voice processing company in 1991, where he has been employed since its founding. In addition to developing a unique sales and marketing approach that resulted in doubling in size every year since inception, Mr. Beil designed, built and managed the proprietary PC-based network that continues to handle the Company's call volume today.

In April 1997, the Company acquired 80% of One Plus
Marketing, Inc. At that time Mr. Beil became the Company's
Chairman and CEO. In the year since the acquisition, Mr.
Beil has successfully recruited and led a team of professionals who will be responsible for the aggressive growth plans of the Company.

To date, Mr. Beil has personally designed the technical specifications and guided the programmers who are responsible for research and development of the Company's new, proprietary telco-grade Excel switch-based platform.
With the acquisition of Channel Telecom, Mr. Beil will continue to act as Chairman and focus more intensely on the development and management of the state-of-the-art switching platform as well as other emerging technologies that will lead the Company into the next century. In addition to overseeing design, development and provision of the technology solutions that form the Company's technology infrastructure; Mr. Beil remains active in the day-to-day operations and financial aspects of the Company.

Mr. Beil earned his Bachelor of Science degree in Electrical Engineering from the University of Illinois.

Rajan Arora, President & Chief Executive Officer/Director

Rajan Arora co-founded Channel Telecom Inc., now Canada's fourth largest facility-based prepaid phone card company, in 1994. Mr. Arora has been instrumental in the development and implementation of the strategic plan that has successfully gained Channel national, and now international, attention and market share.

The Company expects to close on the acquisition of Channel
Telecom Inc. in April of 1998. Mr. Arora has become the
Company's president and Chief Executive Officer and a member of the Company's Board of Directors. In this position, Mr. Arora is assisting the Company in the completion of its new strategic business plan. Mr. Arora will now oversee the implementation of the Company's aggressive plan that includes internal sales growth, growth through acquisitions and development of a significant international market for several new services.

From 1990 to 1993, Mr. Arora was Vice President of Finance for Madison Avenue Partners, Ltd., a sports and promotional marketing company. Prior to that, Mr. Arora was a Manager at the public accounting firm of Price Waterhouse in Toronto.

Mr. Arora earned his Bachelor of Arts degree in Economics and Commerce from the University of Toronto and is a member of the Institute of Chartered Accountants of Ontario.

David B. Parks, Executive Vice President, Chief Financial
Officer & Corporate Secretary/Director

David B. Parks became the Company's Executive Vice
President and Chief Financial Officer in January 1998.  In
March of 1998, Mr. Parks was elected to Corporate Secretary and Director of the Company.

Prior to joining the Company, Mr. Parks spent eight years with the public accounting firm of Arthur Andersen, LLP. As an Audit Manager, his client responsibilities included significant public company reporting.

After leaving public accounting, he held the positions of Director of Internal Audit for a Fortune 500 company and Vice President and Chief Financial Officer for a large privately held real estate holding company that was acquired by a publicly traded REIT.

Mr. Parks earned his Bachelor of Science degree in Accounting from the University of Missouri and is a Certified Public Accountant.

Jeffrey Shier, Executive Vice President, Sales &
Marketing/Proposed Director

Jeff Shier co-founded Channel Telecom, Inc. with Rajan
Arora in 1994. Mr. Shier's strong sales and marketing background has been integral in Channel building one of Canada's largest retail distribution networks for prepaid phone cards. Mr. Shier is expected to become a Director of the Company upon the closing of the Company's acquisition of Channel Telecom Inc.

Prior to his involvement in Channel Telecom Inc., Mr. Shier formed what has become Canada's largest supplier of high-end sports related memorabilia and collectibles. Mr.
Shier's experience in the sports and entertainment memorabilia industry has crossed over to his role at Channel, and now the Company. Recently, Mr. Shier negotiated a worldwide exclusive agreement to market collectible prepaid phone cards featuring the world famous
Rolling Stones.

As the Company's Executive Vice President, Sales &
Marketing, Mr. Shier will continue to increase Channel's
Canadian phone card market share by doubling the size of the sales organization and expanding the Company's predominantly central market presence to nationwide coverage. Mr. Shier will also play an important role in the US replication of Channel's Canadian phone card marketing success, the introduction of several emerging technology services in Canada and the Company's international expansion.

From 1988 to 1990, Mr. Shier was Director of Arbitrage at
Counsel Capital Corporation in Toronto.

Mr. Shier earned his Bachelor of Arts degree in Economics from the University of Western Ontario.


Ronald K. Mann, Proposed Director

Ronald Mann is a practicing attorney in Toronto, Canada.
Mr. Mann has acted as a financial consultant for Channel
Telecom Inc. since its inception in 1994. Mr. Mann is expected to become a Director of the Company upon the closing of the Company's acquisition of Channel Telecom
Inc.

Mr. Mann has served as a member of the Board of Directors for American Eco Corporation, a publicly traded company on the NASDAQ and TSE exchanges. Mr. Mann has also been involved in investment and merchant banking throughout
Canada, the United States and several international locations.

From 1987 to 1989, Mr. Mann was Assistant General Manager of Corporate Finance for the Canadian Imperial Bank of
Commerce in Toronto, and Chief Financial Officer and
Director of CIBC Securities, Inc., in Toronto.

Mr. Mann earned his Bachelor of Law degree from the University of Toronto.

ITEM 6: EXECUTIVE COMPENSATION

The following table sets forth certain information concerning executive compensation of the Company:

Name And                       Other   Restricted Securities  LTIP   All
Principal                      Annual  Stock      Underlying  Pay-   Other
Position    Year Salary Bonus  Comp.   Awards     Options     Outs   Comp.
(a)         (b)  ($)(c) ($)(d) ($)(e)  ($)(f)     SARS (#)(g) ($)(h) ($)(i)

Scott Beil
Chairman
and CEO     1997 $42,005(1)--   --      --        --           --     --
            199  $28,000   --   --      --        --           --     --

(1) Amount represents salary for the period from January 1 through December 31, 1997

No compensation was paid or accrued by the Company to its Executive
Officers in excess of $100,000 for the years ended December 31, 1997 and 1996.


ITEM 7: CERTAIN RELATIONSHIPS AND CERTAIN TRANSACTIONS

Not Applicable.


ITEM 8: DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of 12,500,000 shares of Common Stock, $0.004 par value (the
Common Stock) and 5,000,000 shares of Preferred Stock,
$0.001 par value (the Preferred Stock).

The following summary of certain provisions of the Common
Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation and applicable law.


COMMON STOCK

At December 31, 1997, there were 7,931,014 and 7,923,764
shares of Common Stock issued and outstanding and held of record by approximately 350 stockholders. Each holder of Common Stock is entitled to one vote for each share held and the holders of the Company's 8% Convertible Preferred
Stock are entitled to vote that number of shares of Common
Stock into which their shares of Preferred Stock are convertible. Matters submitted for stockholder approval generally require a majority vote.

Holders of Common Stock are entitled to received ratably such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor, provided that no dividends may be paid until all cumulated dividends have been paid on the Company's 8% Convertible Preferred
Stock. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any outstanding shares of Preferred Stock. Holders of Common
Stock have no preemptive or other subscription rights. The shares of Common Stock are not convertible into any other security. The outstanding shares of Common Stock are fully paid and nonassessable.


PREFERRED STOCK

The Company's Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Company's Board of Directors in the resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Company's Board of Directors may, without further action by the holders of Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including any sinking fund provisions) and the liquidation preference of the series of Preferred
Stock.

At December 31, 1997, the Company had outstanding 1,144,143 shares of Preferred Stock designated as 8% Convertible
Preferred Stock. Such outstanding shares have a liquidation preference of $0.80 per share, a cumulative dividend of $0.80 per share and a conversion right into Common Stock at the rate of four shares of Preferred Stock for one share of Common Stock. The outstanding shares of Preferred Stock have voting rights equivalent to the number of shares of Common Stock into which they are convertible and under some circumstances are callable by the Company at $0.85 per share.

Certain Statutory and Charter Provisions

Section 203 of the Delaware General Corporation Law
(DGCL) provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute (an Interested
Stockholder) but less than 85% of such shares may not engage in certain Business Combinations with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested
Stockholder unless (i) prior to such date the corporation's
Board of Directors approved whether the Business
Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business
Combination is approved by the corporation's Board of Directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

Section 203 of the DGCL defines the term Business
Combination to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the Company which increase the proportionate interest of the Interested Stockholder or transactions in which the Interested Stockholder receives certain other benefits.

These provisions could, in addition to the FCC Rules, have the effect of delaying, deferring or preventing a change in control of the Company. The Company's stockholders, by adopting an amendment to the Certificate of Incorporation or Bylaws of the Company, may elect not to be governed by
Section 203, effective twelve months after adoption.
Neither the Certificate of Incorporation nor the Bylaws of the Company currently excludes the Company from the restrictions imposed by Section 203.


Transfer Agent and Registrar

The Transfer Agent and Registrar for the Company's Common
Stock is ChaseMellon Shareholder Services.

PART II


ITEM 1: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


The following table sets forth the high and low sale prices
of the Common Stock as reported by NASDAQ since April 1,
1997:
                                          High      Low
Quarter ended June 30, 1997               3 3/8     1 1/8
Quarter ended September 30, 1997          2 7/16      7/8
Quarter ended December 31, 1997           2 1/8       7/8

On March 16, 1998, the last reported sale price of Common
Stock on the NASDAQ was $1.00 per share.

DIVIDENDS

The Board of Directors has not declared any cash dividends on the Company's Common Stock. The Board of Directors does not currently intend to declare any cash dividends in the foreseeable future.

ITEM 2: LEGAL PROCEEDINGS

The Company is involved in various legal proceedings incidental to the conduct of its business. Management believes that none of these legal proceedings will result in any material impact on the Company's financial condition or results of operations.

ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

Preferred Stock

During the period from June through December of 1996, the Company sold 1,051,250 shares of 8% Convertible Preferred
Stock for $841,000. The Preferred Stock is convertible at four shares of Preferred Stock for one share of Common
Stock.  In December of 1997, 12,500 shares of Preferred
Stock were converted to 3,125 shares of Common Stock at an approximate market value of $3,125.

All of the Preferred Stock was all sold in transactions exempt from registration under Regulation D and Section
4(2) of the Securities Act of 1933, as amended (the 1933
Act). The Company believes that issuance of Common Stock upon conversion of Preferred Stock was exempt from registration under Section 4(2) of the 1933 Act.

Common Stock

In 1997, the Company issued 17,500 shares of Common Stock with an approximate fair market value of $21,719 to one individual in lieu of compensation for services rendered.
In 1996, the Company issued 832,072 shares of Common Stock with an approximate fair market value of $1,178,713 to various individuals in lieu of compensation for services rendered. In 1995, the Company issued 13,302 shares of Common Stock with an undeterminable fair market value to various individuals in lieu of compensation for services rendered.

In 1997, options to purchase 125 shares of Common Stock were exercised by an individual at $0.40 per share.

The Company believes that the above mentioned issuances of Common Stock were exempt from registration under Section
4(2) of the 1933 Act.

ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, a Director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director. Under current Delaware law, liability of a Director may not be limited (i) for any breach of the Director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions by the Director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; and (iv) for any transaction from which the Director derives an improper personal benefit. The effect of this provision of the Company's Certificate of Incorporation is to limit or eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a Director for breach of the fiduciary duty of care as a Director including breaches resulting from negligent or grossly negligent behavior) except in those circumstances described in clauses (I) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or recession in the event of a breach of a Director's duty of care. In addition, The Company's Certificate of Incorporation and
Bylaws provide that the Company shall indemnify its Directors, Officers, employees and agents to the fullest extent permitted by Delaware law.

The Company's Bylaws provide that the Company shall indemnify its Officers and Directors to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company intends to obtain Director and Officer (D&O) liability insurance with respect to liabilities arising out of certain matters, including matters arising under the 1933 Act.

At present, there is no pending litigation or proceeding involving any Officer or Director, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of HitCom Corporation:

We have audited the accompanying consolidated balance sheet of HitCom Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity
(deficit), and cash flows for the nine-month period ended
December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HitCom Corporation and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the nine-month period ended December 31, 1997, in accordance with generally accepted accounting principles.

MOORE STEPHENS SMITH WALLACE LLC

St. Louis, Missouri
February 17, 1998

HITCOM CORPORATION
___________

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1997

ASSETS

                                                   December 31, 1997
Current assets:
Cash and cash equivalents .........................    $188,800
Accounts receivable--net of allowance
for doubtful accounts of $6,949 ...................     110,066
Prepaid expenses and other ........................       6,162
Total current assets ..............................     305,028
Property and equipment--net .......................     336,967
Other assets ......................................      52,473
    Total .........................................    $694,468


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                     December 31, 1997
Current liabilities:
Revolving line of credit ..........................   $100,000
Current portion of long-term obligations ..........     59,766
counts payable and accrued expenses ...............    678,898
Deferred revenue ..................................    429,362
    Total current liabilities  ....................  1,268,026

Long-term obligations, less current portion  ......     14,658

Commitments and contingencies

Minority interest .................................    166,107

Stockholders' equity (deficit):
  Preferred stock, $.001 par value--5,000,000 authorized;
	    1,144,143 issued and outstanding .............      1,144
  Common stock, $.004 par value--12,500,000 authorized;
     7,931,014 issued; 7,923,764 outstanding ......     31,724
  Additional paid in capital ...................... (1,139,904)
Retained earnings                                      372,509
Treasury stock at cost ............................    (19,796)
  Total stockholders' equity (deficit) ............   (754,323)
  Total  .......................................... $  694,468

See accompanying notes to financial statements.

HITCOM CORPORATION
___________

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE NINE-MONTH
PERIOD ENDED DECEMBER 31, 1997


                                                  For the Nine-month
                                                  Period Ended
                                                  December 31, 1997

Net revenues  ..................................    $2,732,377
Costs and expenses:
  Cost of sales ................................     1,440,524
  Selling, general and administrative ..........     1,242,901
     Total costs and expenses ..................     2,683,425
Operating income ...............................        48,952
Other expense--net .............................        55,041
Loss before income tax benefit and minority
 interest ......................................        (6,089)
Tax benefit ....................................          (885)
Loss before minority interest  .................        (5,204)
Minority interest ..............................        64,257
Net loss .......................................      ($69,461)

Basic loss per share ...........................      $   (0.01)

Weighted average number of common shares
 outstanding ...................................       7,921,458

See accompanying notes to financial statements.

HITCOM CORPORATION
___________

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE NINE-MONTH PERIOD ENDED DECEMBER 31, 1997


                         Preferred Stock        Common Stock

                         Shares     Amount       Shares       Amount

Balance,
March 31,1997 .........        --       --             100         --
Issuance of common
stock in acquisition ..        --       --       5,837,503    (23,350)
Recapitalization
  adjustment ..........        --       --            (100)        --
Acquired deficit in
  stock acquisition ...  1,072,543   1,073       2,074,537      8,298
Preferred stock
converted to common
stock .................    (12,500)    (13)          3,125        (13)
Preferred stock
dividends .............      84,10      84              --         --
Common stock issued ...         --      --          17,500         70
Common stock
canceled ..............         --      --          (1,776)        (7)
Stock options
exercised .............         --      --             125         --
Repurchase of common
stock .................         --      --              --         --
Net loss ..............         --      --              --         --
Balance,
December 31, 1997	.....  1,144,143   1,144       7,931,014     31,724

continued

                         Additional  Retained    Treasury      Total
                         Paid in     Earnings/   Stock
                         Capital     (Decifit)
Balance
March 31, 1997.........         --    509,250           --    509,250
Issuance of Common
stock in stock
acquisition............    (23,350)        --           --         --
Recapitalization
adjustmemt ............         --         --           --         --
Acquired deficit in
stock acquisition ..... (1,205,399)        --      (10,084)(1,206,112)
Preferred stock
converted to common
stock .................         --         --           --         --
Preferred stock
dividends .............     67,196    (67,280)          --         --
Common stock issued ...     21,649         --           --     21,719
Common stock canceled .         --         --           --         (7)
Stock options exercised         --         --           --         --
Repurchase of common
stock .................         --         --       (9,712)    (9,712)
Net loss ..............         --    (69,461)          --    (69,461)
Balance,
December 31, 1997 ..... (1,139,904)   372,509       19,796   (754,323)


See accompanying notes to financial statements.

HITCOM CORPORATION
___________

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE NINE-MONTH
PERIOD ENDED DECEMBER 31, 1997


                                               For the Nine-month
                                               Period-ended
                                               December 31,1997

Cash flows from operating activities:
  Net loss ................................         ($69,461)
Adjustments to reconcile net loss to net cash used in operating activities:

  Depreciation and amortization ...........           57,487
  Minority interest in earnings of
   subsidiaries ...........................           64,257
   Deferred tax benefit ...................             (885)
     Changes in assets and liabilities:
       Accounts receivable--net ...........          130,002
       Prepaid expenses and other .........             (190)
       Other assets .......................          (25,513)
       Accounts payable and accrued
        expenses ..........................         (672,295)
       Deferred revenue ...................           (4,750)
         Net cash used in operating
          activities ......................         (521,348)


  Cash flows used in investing activities:
   Purchases of property and equipment ....          (43,430)
   Cash acquired in reverse acquisition ...            1,052
          Net cash used in investing
           activities .....................          (42,378)


  Cash flows used in financing activities:
   Payments on capital leases .............           (1,961)
   Purchase of stock for treasury .........           (9,712)
   Common stock canceled ..................               (7)
          Net cash used in financing
           activities .....................          (11,680)


  Net decrease in cash and cash equivalents         (575,406)


  Cash and cash equivalents:
  Beginning of period......................          764,206
  End of period ...........................          188,800


  Supplemental cash flow disclosures:
  Cash paid for interest during the period.           10,276
  Cash paid for taxes during the period                    0


  Property and equipment acquired under a
  capital lease amounted to $15,035.
  During the nine-month period ended
  December 31, 1997, 17,500 shares of
  common stock were issued in exchange for services valued at $21,719.


  See accompanying notes to financial statements.

HITCOM CORPORATION
___________

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997

1. Organization and Description of Business

HitCom Corporation (the Company) was incorporated under the laws of the state of Delaware in 1982. Prior to March 31, 1997, the Company's primary operations were Internet marketing services. With the acquisition of 80% of One Plus Marketing, Inc. on April 1, 1997, (see Note
3), the Company became a facility-based
telecommunications company that provides enhanced communication products and services to businesses and customers. The Company's customers are located within North America without a significant geographic concentration.


2. Significant Accounting Policies

Basis of Presentation
The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The consolidated financial statements include the Company and its wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investment securities purchased with an original maturity date of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of FDIC insurance limits. The Company believes that no significant concentration of credit risk exists with respect to these cash investments.

Property and Equipment
Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives ranging from five to ten years.

Revenue Recognition
The Company generally requires its customers to establish a minimum account balance prior to receiving services.
The Company recognizes revenue as services are rendered.
Account balances in excess of services rendered are recorded as deferred revenue. Account balances without activity for 180 days are recorded to revenue.

2. Significant Accounting Policies - Continued

Income Taxes
The Company has implemented the provisions of Statement of Financial Accounting Standards (SFAS) No. 109,
Accounting for Income Taxes. SFAS No. 109 utilizes an asset and liability approach and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

In accordance with the provisions of SFAS No. 109, a valuation allowance should be recognized if it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Earnings/Loss Per Common Share
The Company has implemented the provisions of SFAS No.
128, Earnings per Share. SFAS No. 128 simplifies the computation of earnings per share (EPS) by replacing the presentation of primary EPS with a presentation of basic EPS. Basic EPS is calculated by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the period. Options, warrants, and other potentially dilutive securities are excluded from the calculation of basic EPS. Diluted EPS includes the options, warrants and other potentially dilutive securities that are excluded from basic EPS.

The Company has options and warrants on 95,950 shares of common stock and preferred stock convertible into 349,111 shares of common stock. Diluted EPS has not been presented as the effects of the options, warrants and convertible preferred stock are antidilutive.

Impairment of Long Lived Assets
The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment exists at December 31, 1997.

Software Development Costs
All internal costs of computer software development related to the Company's systems are expensed as incurred.

2. Significant Accounting Policies - Continued

Fair Values of Financial Instruments
Management believes that the carrying values of all financial instruments approximate their fair values.

Stock-Based Compensation Plans
The Company adopted SFAS No. 123, Accounting for Stock-
Based Compensation, on January 1, 1996, for financial note disclosure purposes and will continue to apply the intrinsic value method of Accounting Principles Board
Opinion No. 25 for financial reporting purposes.  See
Note 8 Stockholders' Equity (Deficit).

New Authoritative Accounting Pronouncements
The Financial Accounting Standards Board (FASB) issued
SFAS No. 130, Reporting Comprehensive Income.  SFAS No.
130 is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted.
Reclassification of financial statements for earlier periods provided for comparative purposes is required.
The Company is in the process of determining its preferred format. The adoption of SFAS No. 130 will have no impact on the Company's results of operations, financial position or cash flows.

The FASB has issued SFAS No. 131, Disclosures About
Segments of an Enterprise and Related Information.  SFAS
No. 131 changes how operating segments are reported in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to stockholders. SFAS No. 131 is effective for periods beginning after December 15, 1997, and comparative information for earlier years is to be restated. SFAS No. 131 need not be applied to interim financial statements in the initial year of its application. The Company is in the process of evaluating the disclosure requirements. The adoption of SFAS No.
131 will have no impact on the Company's results of operations, financial position or cash flows.

3. Acquisition

Effective April 1, 1997, the Company acquired 80% of the outstanding common stock of One Plus Marketing, Inc.
(One Plus) for 5,837,503 shares of the Company's common stock. For accounting purposes, the acquisition has been treated as a recapitalization of One Plus with One Plus as the acquiror in accordance with APB No. 16 Business
Combinations.  Under the provisions of APB No. 16, the
Company's assets and liabilities were adjusted to fair value. A summary of net liabilities assumed is as follows:

 Assets acquired:

 Cash                                                1,052
 Account receivable--net                               578
 Prepaid expenses and other                            972
 Property and equipment                             87,123
 Other assets                                        4,123
                                                   -------
                                                    93,848

 Liabilities assumed:
 Debt obligations                                  149,000
 Accounts payable and accrued expenses           1,150,960
                                                 ---------
                                                 1,299,960
 Net liabilities assumed                         1,206,112


4. Property and Equipment

 Property and equipment consists of the following:
  Computers and electronic equipment               374,571
  Software                                          20,247
  Furniture and fixtures                            62,627
      Total                                        457,445
    Accumulated depreciation and amortization     (120,478)
      Net property and equipment                   336,967

5. Revolving Credit Arrangement

The Company has a $100,000 secured revolving credit arrangement with a bank that bears interest at the bank's prime rate plus one percent (prime was 8.5% at December
31, 1997) and expires on April 24, 1998. The Company has pledged its assets as security for the existing indebtedness. At December 31, 1997, the entire credit arrangement available has been used by the Company.
Interest due has been accrued for the revolving credit arrangement and reflected on the accompanying balance sheet within accounts payable and accrued expenses.

6. Notes Payable

The Company has several notes payable ranging in principal values from $1,000 to $15,000 to former employees and related parties. These notes are unsecured with interest rates ranging from prime (8.5% at December
31, 1997) plus one percent to 12 percent. Interest due has been accrued for the notes payable and reflected on the accompanying balance sheet within accounts payable and accrued expenses. The following reflects the aggregate future maturities of notes payable at December
31, 1997:

Year Ended December 31, 			Amount

1998						$49,000

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses comprised the following at December 31, 1997:

                                                      Amount
Accounts payable                                     413,023
Employee-related expenses                            108,692
Professional fees                                     75,000
Interest                                              22,821
Other                                                 59,362
                                                     678,898

8. Stockholders' Equity (Deficit)

Preferred Stock

In May 1996, the Company's stockholders approved an amendment and restatement of the certificate of incorporation that authorized the future issuance of 1,500,000 shares of 8% convertible preferred stock (the
Preferred Stock), $.001 par value, with rights and preferences to be determined by the Company's Board of Directors. The Preferred Stock is convertible at four shares of the Preferred Stock for one share of common stock. The Preferred Stock is entitled to an $0.80 liquidation preference subject to certain adjustments that coincide with the conversion price. The Preferred
Stock accrues dividends at 8% per annum and may be paid in cash or like kind. Like kind dividends of 84,100 preferred shares were declared and paid in 1997 and are reflected in the accompanying statement of stockholders' equity (deficit).

During 1997, 12,500 shares of the Preferred Stock were converted to 3,125 shares of common stock and are reflected in the accompanying statement of stockholders equity (deficit).

Common Stock

On January 20, 1997, the Board of Directors of the
Company authorized a four-for-one reverse stock split.
The split was effected by distributing one share of new common stock for every four shares of old common stock outstanding. All shares of old common stock were canceled. All share data was retroactively adjusted.
Cash was paid in lieu of fractional shares.

Common Stock Disputed

The Company is vigorously disputing 150,000 shares of
common stock (the Disputed Shares) held by a former
officer and director of the Company.  The Company asserts
that the former officer and director was erroneously
issued the Disputed Shares without appropriately
fulfilling the conditions for issuance of the Disputed
Shares.  As a result of repeated unsuccessful attempts to
recover the Disputed Shares, the Company has demanded
that the former officer and director immediately return
the Disputed Shares.  Management believes that the
Disputed Shares will be ultimately returned and canceled
without a material affect on the financial position of
the Company.   The Company has not reflected the Disputed
Shares as issued or outstanding in the accompanying financial statements.


8. Stockholders' Equity (Deficit)  Continued

Stock Option Plans

The Company has various stock option agreements that allow eligible employees, directors and consultants of the Company to purchase the Company's common stock at fair market value at the date the option is granted.
Options are granted at the discretion of senior management and the Board of Directors and generally vest over periods ranging from one to four years. The options expire up to ten years from the date the option is granted.

The following table summarizes stock option activity from April 1 through December 31, 1997, under the Company's plans:


                                      Number of        Option price
                                      shares           per share
Outstanding, March 31, 1997           45,825           $.40--$2.00
Exercised                               (125)                  .40
Forfeited                                 --                    --
Granted                                   --                    --
Outstanding, December 31, 1997        45,700           $.40--$2.00

No dividends have been declared or paid relating to common stock during 1997.

Stock Options Disputed

The Company is vigorously disputing options to purchase
625,000 shares of its common stock (the Disputed Stock
Options) held by a former officer and director of the
Company.  The Company asserts that the former officer and
director's Disputed Stock Options are invalid because the
Disputed Stock Options were not properly approved by the
Company's Board of Directors and certain conditions were
not fulfilled.  The Company considers the Disputed Stock
Options invalid and believes the matter will be resolved
without a material affect on the financial position of
the Company.   The Company has not reflected the Disputed
Stock Options as outstanding in the table above or in the accompanying financial statements.

Warrants

The Company has issued warrants to purchase 52,500 shares of its common stock at $.88 per share to the Company's investment banking firm. The warrants were issued at fair value and expire two years after the date of issue.

8. Stockholders Equity (Deficit) Continued

Treasury Stock

During 1997, the Company repurchased 5,250 common stock shares on the open market at prices ranging from $1.69 to $1.88 per share. At December 31, 1997, the Company holds in treasury stock 7,250 shares of common stock and is reflected in the accompanying statement of stockholders equity.

9. Commitments and Contingencies

Operating Leases

The Company leases certain equipment and facilities under operating leases through June 2000. At December 31,
1997, future minimum annual payments under non-cancelable leases are as follows:

    1998                            $  92,328
    1999                               80,084
    2000                               28,735
	  Total minimum lease payments  $201,147

Included in the minimum lease payments for 1998 and 1999
are amounts due to the majority stockholder of $30,000 and $22,500, respectively.

Rent expense was $60,076 for the nine-month period from April 1 through December 31, 1997, including $14,180 to the majority stockholder for office facilities.

9. Commitments and Contingencies - Continued

Capital Leases

The Company leases certain property and equipment with lease terms through August 2000. Obligations under capital leases have been recorded in the accompanying financial statements at the present value of future minimum lease payments, discounted at interest rates ranging from 8% to 10.25%. The capitalized cost of $31,788 less accumulated depreciation of $6,035 in 1997, is included in property and equipment in the accompanying financial statements. Depreciation expense for this equipment for the nine-months ended December 31, 1997, was $4,423.

Obligations under capital leases consist of the following:

                                          1997
Total                                     25,424
Less current maturities                   10,766
Long-term portion                         14,658

The future minimum lease payments under the capital leases and the net present value of the future minimum lease payments are as follows:

Year Ended December 31, 		              	Amount

1998                                      13,122
1999                                      10,560
2000                                       5,309
  Total minimum lease payments			         28,991
  Less amount representing interest		      3,567
  Present value of minimum lease payments	25,424


Legal Proceedings

The Company is involved in various legal proceedings incidental to the conduct of its business. Management believes that none of these legal proceedings will result in any material impact on the Company's financial condition or results of operations.

10. Income Taxes

The tax benefit for income taxes consists of the following at December 31, 1997:


Current:

Federal income tax                    $    --
State income tax                           --
                                           --
Deferred                                 (885)
Total                                    (885)


The net deferred tax asset consists of the following:

Gross assets                          617,534
Gross liabilities                    (112,481)
Gross deferred tax asset              505,053
Less: valuation allowance            (504,168)
Net deferred tax asset                    885

The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

Net operating loss carryforward       575,466
Other                                 (70,413)
  Total                               505,053

The provision for taxes on income as reported differs from the tax provision computed by applying the statutory federal income tax rate of 34% as follows:

Federal income tax benefit on
loss at statutory rate of 34%          (2,070)
State tax benefit, net of
federal benefit                          (241)
Other                                   1,426
Income tax benefit                       (885)

As part of the Acquisition (discussed in Note 3), the Company purchased net operating loss carryforwards of approximately $1,693,000. These net operating loss carryforwards are restricted by certain Internal Revenue
Code sections and regulations and expire through 2012.

13. Subsequent Event (unaudited)

On February 18, 1998, the Company announced the signing of a definitive agreement to acquire 100% of the outstanding shares of Channel Telecom Inc., (Channel) headquartered in Toronto, Canada. Channel is the fourth largest facility-based provider of prepaid calling cards in Canada. The transaction had been approved by the Company's Board of Directors and is expected to be ratified at the Company's Annual Meeting of Shareholders.

Under the terms of the agreement, the Company will exchange approximately 3.8 million shares, adjusted for certain events, of Company common stock and $175,000 in cash for all of Channel's outstanding shares. The effective date of the transaction will be January 1, 1998.


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors of One Plus Marketing, Inc.:

We have audited the accompanying statements of income, stockholder's equity and cash flows of One Plus Marketing, Inc. (an Illinois corporation) for the three-month period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of One Plus Marketing, Inc. for the three-month period ended March 31, 1997, in accordance with generally accepted accounting principles.

MOORE STEPHENS SMITH WALLACE LLC

St. Louis, Missouri
February 6, 1998

ONE PLUS MARKETING, INC.
___________

STATEMENT OF INCOME FOR THE THREE-MONTH PERIOD ENDED
MARCH 31, 1997




                                             For the Three-month
                                             Period Ended
                                             March 31, 1997
Net revenues ....................             835,790
Costs and expenses:
 Cost of sales ..................             528,834
 Selling, general and
 administrative	.................             175,349
  Total costs and expenses ......             704,183
Operating income                              131,607
Other income--net ...............               4,475
Net income                                    136,082

Earnings per share                              1,360

Weighted average number of
common and common equivalent
shares outstanding ..............                 100

See accompanying notes to financial statements.


ONE PLUS MARKETING, INC.
___________

STATEMENT OF STOCKHOLDER'S EQUITY FOR THE THREE-MONTH
PERIOD ENDED MARCH 31, 1997



                      Common Stock
                      Shares    Amount    Retained    Total
                                          Earnings

Balance,
December 31, 1996        100       --      467,592    467,592
Stockholder
 distribution             --       --      (94,424)   (94,424)
Net income                --       --      136,082    136,082
Balance,
March 31, 1997           100       --      509,250    509,250

See accompanying notes to financial statements.

ONE PLUS MARKETING, INC.
___________

STATEMENT OF CASH FLOWS FOR THE THREE-MONTH PERIOD ENDED
MARCH 31, 1997


                                             For the Three-month
                                             Period-ended
                                             March 31,1997
Cash flows from operating activities:
 Net income .............................       136,082
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
   Depreciation and amortization.........        13,107
   Changes in assets and liabilities
     Accounts receivable, net............      (210,866)
     Prepaid expenses and other .........        40,090
     Accounts payable and accrued
      expenses ..........................       404,490
Deferred revenue ........................        82,191

Net cash provided by operating activities       465,094

Cash flows used in investing activities:

Purchases of property and equipment.......      (33,053)


Cash flows used in financing activities:

Shareholder distributions ...............       (94,424)

Net increase in cash and cash equivalents       337,617


Cash and cash equivalents:

Beginning of period .....................       426,589
End of period ...........................      $764,206

Supplemental cash flow disclosures:

Cash paid for interest during the period.    $        0
Cash paid for taxes during the period....    $        0

See accompanying notes to financial statements.

ONE PLUS MARKETING, INC.
___________

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 1997

1. Organization and Description of Business

One Plus Marketing, Inc. (the Company) was incorporated under the laws of the state of Illinois in 1991. The Company designs and markets interactive voice response and voice processing systems. The Company's customers are located within North America without a significant geographic concentration.


2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with generally accepted accounting principles.

Use of Estimates
Preparation of financial statements in accordance with generally accepted accounting principles requires, among other things, the use of management's estimates and assumptions which affect the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investment securities purchased with an original maturity date of three months or less to be cash equivalents.

Revenue Recognition
The Company generally requires its customer to establish a minimum account balance prior to receiving voice mail service. The Company recognizes revenue as service is rendered.
Account balances not used are recorded as deferred revenue. Account balances without activity for 180 days are recorded to revenue.

Income Taxes
The Company's stockholder has elected to be treated as an S Corporation under provisions of the Internal Revenue Code which provides that, in lieu of corporation income taxes, the stockholder is taxed for the Company's taxable income. Therefore, no provision or liability for federal and state income taxes is reflected in these financial statements.

The unaudited pro forma results if the Company had been a C Corporation for the three-month period ended March 31, 1997, would result in a tax provision with an effective rate of 40% and an amount of $54,433. Earnings per share would have decreased by $544.33 per share.


ONE PLUS MARKETING, INC.
___________

NOTES TO FINANCIAL STATEMENTS - CONTINUED
MARCH 31, 1997

2. Summary of Significant Accounting Policies - Continued

Depreciation and Amortization
Depreciation and amortization is computed based on the straight-line method over estimated useful lives ranging from five to seven years.


3. Related Party Transactions

In the normal course of conducting business, the Company has entered into transactions with various individuals and companies who are related parties.


4. Leases

The Company leases its facilities from the stockholder under an operating lease through September 30, 1999, with certain renewal options. At March 31, 1997, future minimum annual payments under non-cancelable leases are as follows:


                          1997                 $13,500
                          1998                  30,000
                          1999                  22,500
    Total minimum lease payments               $66,000

Rent expense for the period from January 1 through March 31, 1997 was $7,044.


5. Subsequent Event

Majority Exchange of Common Stock

Effective April 1, 1997, the Company exchanged 80% of the voting stock of One Plus Marketing, Inc. (the Exchange) with HitCom Corporation for 5,837,503 common shares of HitCom Corporation, a publicly traded company on the NASDAQ OTC Bulletin Board. The remaining 20% minority ownership interest is being retained by the predecessor owner of One Plus Marketing, Inc. Effective with the closing One Plus Marketing, Inc. minority interest owner will become the Chairman of HitCom Corporation.

ONE PLUS MARKETING, INC.
___________

NOTES TO FINANCIAL STATEMENTS - CONTINUED
MARCH 31, 1997

5. Subsequent Event - Continued

Recapitalization of Equity

The Exchange is being treated as a reverse acquisition in accordance with Accounting Principles Board Opinion No. 16 Business Combinations. As part of the reverse acquisition, the Company is being treated as the accounting acquiror. As such, the accounting acquiror's historical stockholder's equity prior to the Exchange will be retroactively restated for the equivalent number of shares received in the transaction with any difference between par value of the issuer's and acquiror's stock recorded with an offset to additional paid in capital.


CHANNEL TELECOM INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1997

AUDITOR'S REPORT

To the Shareholders of:

Channel Telecom Inc.

I have audited the consolidated balance sheet of Channel Telecom Inc. as at December 31, 1997 and the consolidated statements of income and deficit, and changes in financial position for the nine months then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1997 and the results of its operations and the changes in its financial position for the nine months then ended in accordance with generally accepted accounting principles.

Etobicoke, Ontario						           SILVANO BOATTO
February 5, 1998	                  CHARTERED ACCOUNTANT

CONSOLIDATED BALANCE SHEET

(Incorporated under the laws of Ontario)

AS AT DECEMBER 31, 1997

(AMOUNTS EXPRESSED IN CANADIAN DOLLARS)

                            ASSETS

                                         March	31,    March 31,
                                         1997         1997
CURRENT
   Cash                                		$	64,430		   $  8,267
	  Term deposit                         			10,000		    	10,000
   Accounts receivable,
    less allowance of $52,660 for
     doubtful accounts
      (March 31, 1997 - $42,660	       	  	321,605    	171,438
   Inventory		                             	14,632	    		8,850
   Prepaid expenses and sundry assets		     	3,865      	5,936
   Loans receivable,
     related parties (Note 4)		            	10,333     	10,488
		                                         424,865			  214,979

   Investment in and advances to
     affiliated companies (Note)           	39,551	   		39,688
   Capital assets (Note 6)			               45,175	   		27,537
	                                        $	509,591 		$	282,204

                             LIABILITIES

CURRENT
   Bank loan (Note 7)                    		$	7,592	 	  $	7,592
Accounts payable and accrued liabilities			540,098		   298,540
Loans payable, related parties (Note 8)		   	7,963     	18,130

                                         		555,653   		324,262
Bank loan (Note 7)		                        	8,777	   		14,471
	                                         	564,430	  		338,733


                         SHAREHOLDERS' EQUITY
Capital stock (Note 9)	                       		20	       		20
Deficit 		                                	(54,859) 			(56,549)
	                                         	(54,839)	 		(56,529)
                                        	$	509,591	 	$	282,204


See Accompanying Note

CONSOLIDATED STATEMENT OF INCOME AND DEFICIT
FOR THE NINE MONTHS ENDED DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN CANADIAN DOLLARS)

                                          	NINE MONTHS    	YEAR
                                          	ENDED	          ENDED
	                                          DECEMBER 31,    MARCH 31,
	                                          1997	           1997

REVENUE
Sales	                                    	$	1,770,278		 $	1,318,672
Less: discounts and returns		                 	610,860	    		435,480
                                          			1,159,418      	883,192

COST OF GOODS
Long distance services			                      797,829	    		583,747
Cost of cards		                                	49,606	     		61,531

                                            			847,435	      645,278

GROSS PROFIT			                                311,983			    237,914

EXPENSES
  Salesmen commissions and expenses	         		104,103	     		65,114
  Administration fees (Note 10(a))			           42,500		     	60,000
  Management fees  (Note 10(b))		                   	-	     		20,500
  Salaries and benefits	                      		51,418	         		-
  Advertising		                                 	5,563		      	2,280
  Amortization		                                	6,440      			6,116
  Bad debt		                                   	11,242     			45,313
  Bank charges and interest		                   	1,169		        	516
  Brand development costs		                     	4,826		     	10,692
  Business taxes		                              	2,047		      	1,765
  Insurance		                                   	1,677	          		-
 	Loan Interest	                                 		980	      		1,187
	 Office and general		                         	17,405		      	3,928
  Printing		                                    	8,855     			20,364
  Professional fees		                          	17,293		     	11,393
  Rent	                                       		14,680	      		4,732
  Telephone                                   			6,873	      		3,709
  Travel and trade shows		                     	13,085      			7,708
  Share of loss from affiliated company (Note 5)			137	      		5,332
  Interest income		                                 	-	       		(570)

                                          					310,293      	270,079

Net income (loss)			                           		1,690	    		(32,165)
Deficit, beginning of period		                	(56,549)	   		(24,384)

Deficit, end of period	                     	$	(54,859)		 $ 	(56,549)

See Accompanying Notes

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE NINE MONTHS ENDED DECEMBER 31, 1997

(AMOUNTS EXPRESSED IN CANADIAN DOLLARS)

                                            	NINE MONTHS	      YEAR
	                                            ENDED	            ENDED
	                                            DECEMBER 31,      MARCH 31,
                                            	1997             	1997

OPERATING ACTIVITIES
	Cash provided by operations
	Net loss	                                  	$	1,690	         	$	(32,165)
	Add (deduct): charges to income
   not involving cash
	Amortization		                               	6,440	            		6,116
	Share of loss from affiliated company		        	137	             	5,332

                                            			8,267          			(20,717)

	Net change in non-cash working capital
	(Increase) in accounts receivable		       	(150,167)		        	(116,563)
	(Increase) decrease in inventory		          	(5,782)	              	350
	(Increase) decrease in prepaid expenses
     and sundry assets	                       	2,071	           		(3,961)
	Increase (decrease) in accounts payable  			241,558		            97,444

                                           			95,947		           	56,553
FINANCING ACTIVITIES
	Loans receivable/payable, related parties			(10,012)	           	13,977
	Repayment of bank loan		                    	(5,694)          			(8,303)

                                         				(15,706)		           	5,674


INVESTING ACTIVITIES
	Additions to capital assets              			(24,078)	          		(9,762)
	Investment in affiliated companies			             -		              	(20)
	Advances to affiliated company		                 	-	          		(45,000)

                                        		 		(24,078)	         		(54,782)

Increase in cash		                           	56,163            			7,445
Cash, beginning of period		                   18,267			           10,822

Cash, end of period                       		$	74,430	          	$	18,267

For the purposes of this statement, Cash includes term deposits

See Accompanying Note

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 1997

(AMOUNTS EXPRESSED IN CANADIAN DOLLARS)

1.	NATURE OF BUSINESS
	The company is in the business of developing and marketing prepaid phone cards which provide the cardholder access to long distance service.

2.	SALE OF SHARES
	On January 1, 1998, pursuant to a purchase and sale agreement, the shareholders of the company have sold their shares in Channel Telecom Inc. to Hitcom
Corporation for proceeds of cash and common shares of Hitcom Corporation. Accordingly, Channel Telecom Inc.
will change its year end to December 31, to coincide with the year end of Hitcom Corporation.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Outlined below are those policies considered particularly significant for the company.

(a)	Principles of consolidation
The accompanying consolidated financial statements include the accounts of Channel Telecom Inc. and its wholly owned subsidiary, Channel Telecom USA Limited.
All intercompany balances and transactions have been eliminated on consolidation.

(b)	Revenue recognition
Revenue from the sale of prepaid telephone phone cards is recorded at the time of sale to customers less related merchant discounts and commissions. The company accrues for it's cost for future long distance services at the time of sale by reference to past experience.

(c)	Inventory
Inventory consists of phone cards and is stated at the lower of cost and market, with cost determined using the average cost method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 1997

(AMOUNTS EXPRESSED IN CANADIAN DOLLARS)

(d)	Capital assets
Capital assets are stated at cost. Amortization is
being provided annually on the declining balance
method at the following rate:
	Furniture and equipment		- 20%
	Computer equipment			- 30%
	Vending machines			- 20%

(e)	Investment in affiliated companies
The company accounts for its investment in affiliated companies, using the equity method. Under this method, the pro rata share of the investee's earnings is recorded as income and the carrying value of the investment on the balance sheet is increased accordingly. Dividends received are considered as a return of capital and are deducted from the carrying value of the investment.

(f)	Foreign currency translation
	Assets and liabilities of integrated foreign subsidiary operations and foreign currency denominated assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items. The revenues and expenses are converted at the average exchange rates for the year. Gains or losses on translation are expensed except for the exchange gains or losses on long-term monetary items which are deferred and amortized over the remaining terms of the related items.

4.	LOANS RECEIVABLE, RELATED PARTIES
                  	                         DECEMBER 31,   MARCH 31,
                                           	1997	          1997

Canam Marketing Inc.	                       $   	950	       $       -
Channel Sports Marketing Inc.		                9,383            8,689
Premiere Collector House Inc.	                    	-           	1,799
	                                           $	10,333	         $10,488

The above loans are non-interest bearing and are due on demand.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 1997

(AMOUNTS EXPRESSED IN CANADIAN DOLLARS)

5.	INVESTMENT IN AND ADVANCES TO AFFILIATED COMPANIES

The company acquired a 50% interest in Sussex Service
Bureau Inc. and 1218396 Ontario Ltd. as one of the two incorporating shareholders. The investment in these companies consists of:

                          	Sussex Service	 1218396	     December	   March
	                          Bureau Inc.	    Ontario Ltd.	31, 1997   	31, 1997

Percentage ownership	      50%	            50%

Cost of shares            	$	(5,322)		     $	10	       	$	(5,312)	  	$	20
Share of net loss	            	(137)	       		-	          		(137)			(5,332)

                            	(5,459)		      	10	          (5,449)			(5,312)

Note receivable,
  due September 15, 2001	    	30,000		       	-        			30,000 		 30,000
Note receivable,
  due November 15, 2001		     15,000		       	-	        		15,000	 		15,000

                           	$	39,541	     	$	10	       	$	39,551		$	39,688


The above notes bear interest at the annual Canada Trust prime interest rate and are to be repaid at the discretion of Sussex Service Bureau Inc., but no later than five years from the initial advance.

6.	CAPITAL ASSETS
                                                      Net	        Net
		                                  Accumulated	      December	   March
                          	Cost	    Amortization	     31, 1997	   31, 1997

Furniture and equipment	  $	35,020		$	(15,433)	      	$	19,587		$	20,339
Computer equipment		        10,988	   	(2,985)        			8,003		  	3,918
Vending machines	          	19,642	  		(2,057)	       		17,585  			3,280
	                         $	65,650		$	(20,475)	      	$	45,175		$	27,537


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 1997

(AMOUNTS EXPRESSED IN CANADIAN DOLLARS)

7.	BANK LOAN
                                        	December	         March
	                                        31, 1997	         31, 1997

TD Bank Small Business Loan	             $	16,369         	$	22,063
Less: current portion	                     	7,592		          	7,592

                                        		$	8,777	        	$	14,471

The above small business loan was used to finance the purchase of assets. The loan bears interest at the Toronto Dominion Bank prime rate plus 1.75% and is payable in monthly installments of principal of $632.63.

Future principal repayments on the loan which matures
March 21, 2000 are as follows:

			1998 				$   7,592
			1999				     7,592
			2000				     1,185
     								$ 16,369

The company has provided security for the loan, the most significant of which is a general security agreement covering all the assets of the company. In addition, certain related individuals have provided a limited guarantee in the total amount of $3,796.

8.	LOANS PAYABLE, RELATED PARTIES

                                       	December	     March
                                       	31, 1997	     31, 1997


Bheem Capital Corp. 	                   $	3,115	      	$	4,065
1027126 Ontario Ltd.	                    	3,115			      14,065
Premiere Collector House Inc.	           	1,733		            -
	                                       $	7,963	     	$	18,130


The above loans are non-interest bearing and are due on demand.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 1997

(AMOUNTS EXPRESSED IN CANADIAN DOLLARS)

9.	CAPITAL STOCK

 Authorized:
          Unlimited number of common shares
          Unlimited number of Class "A" voting, non-redeemable
          non-cumulative, non-participating,
          retractable Preference shares Unlimited number of Class "B" non-voting, redeemable non-cumulative, non-participating Preference
          shares	December	March	31, 1997	31, 1997

     Stated:
	        	200 common shares		$	20		$	20


10.	RELATED PARTY TRANSACTIONS

(a)	During the period, the company paid administration
fees in the amount of $42,500 (year ended March 31, 1997 - $60,000) to Channel Sports Marketing Inc., a company controlled by individuals who directly/indirectly own Channel Telecom Inc.

(b) During the period, the company paid management fees in the amount of $NIL (year ended March 31, 1997 -
$20,500) to the holding companies of the individual shareholders of Channel Telecom Inc.

(c) During the period the company made purchases in the amount of $816,094 (year ended March 31, 1997 -
$79,642) from Sussex Service Bureau Inc., an affiliated company.
These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed upon by the related parties. Included in accounts payable and accrued liabilities is $260,860 (March 31, 1997-
$44,535) due to Sussex Service Bureau Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 1997

(AMOUNTS EXPRESSED IN CANADIAN DOLLARS)

11.	SUBSEQUENT EVENT

Lease commitments
Subsequent to December 31, 1997, the company entered into a lease agreement for its office and warehouse facility. The lease is for a period of five years commencing March 1, 1998 with an option to renew for a further period of five years.

Future minimum lease payments for the above facility are as follows:

			1998		    $       11,212
			1999		            28,654
			2000		            32,392
			2001		            35,382
			2002	             39,618
			Thereafter		       6,728
   					    	$      153,986

12.	LOSS CARRYFORWARD

The company has non-capital income tax loss carryforward of approximately $42,900 available to reduce future taxable income and they begin to expire in year 2002.

HITCOM CORPORATION AND SUBSIDIARIES
___________

PRO FORMA BALANCE SHEET AS OF DECEMBER 31, 1997 (UNAUDITED)
(AMOUNTS STATED IN US DOLLARS)

ASSETS


                        HitCom        Channel       Pro Forma   Pro Forma
                        Corporation   Telecom Inc.  Adj.        Combined

Current assets:
 Cash and cash
  equivalents .........     $188,800    $  51,357    ($175,000)  $   65,157
  Accounts receivable--
   net of allowance
    for doubtful
     accounts of $6,949      110,066      221,907           --      331,973
Prepaid expenses and
 other  ...............        6,162       19,893           --       26,055
Total current assets ..      305,028      293,157     (175,000)     423,185
Property and equipment--
   net ................      336,967       31,171           --      368,138
Other assets...........       52,473       27,290      228,039      307,802

     TOTAL ............      $694,46      $351,61     $ 53,039    1,099,125


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                          HitCom         Channel        Pro Forma   Pro Forma
                          Corporation    Telecom Inc.   Adj.        Combined

Current liabilities:
  Revolving line of credit   $100,000    $        --     $      --   $ 100,000
  Current portion of long-
   term obligations	......     59,766         10,733            --      70,499
  Accounts payable and
  Accrued expenses	.......    678,898        572,668            --   1,051,566
  Deferred revenue .......    429,362             --            --     429,362
  Total current
    liabilities ..........  1,268,026        383,401            --   1,651,427

Long-term obligations, less
     current portion .....     14,658          6,056            --      20,714

Commitments and contingencies

Minority interest .........   166,107             --            --     166,107

Stockholders' equity (deficit):
  Preferred stock, $.001 par
   value--5,000,000
     authorized; 1,144,143
     issued and outstanding     1,144             --            --      1,144
  Common stock, $.004 par
   value--12,500,000
    authorized; 11,731,014
    issued; 11,723,764
    outstanding ............   31,724             14         15,186     46,924
Additional paid in capital (1,139,904)            --             -- (1,139,904)
Retained earnings ..........  372,509        (37,853)        37,853    372,509
Treasury stock--at cost ....  (19,796)            --             --    (19,796)
Total stockholders'
equity (deficit)............ (754,323)       (37,839)        53,039   (739,123)

   Total                     $694,468       $351,618)       $53,039 $1,099,125


HITCOM CORPORATION AND SUBSIDIARIES
___________

PRO FORMA INCOME STATEMENT FOR THE YEAR ENDED
DECEMBER 31, 1997 (UNAUDITED)
(AMOUNTS STATED IN US DOLLARS)

One Plus
Marketin
g, Inc.
1/1-
3/31/97
HitCom
Corpor
ation
4/1-
12/31/
97

Combin
ed
Channel
Telecom
1/1-
12/31/97

Pro
Forma
Total
Net revenues . . . .
 . . . . . . . . . . .
 . . . . . .	. . .
$
835,790
$2,732
,377
$3,568
,167
$945,079
$4,513
,246
Costs and expenses:

Cost of sales . . .
 . . . . . . . . . . .
 . . . . .	. . .

528,834

1,440,
524

1,969,
358

678,979

2,648,
337
Selling, general and
administrative . .
	. . .

175,349

1,242,
901

1,418,
250

264,788

1,683,
038
Total costs and
expenses . . . . . .
 .	. . .

704,183

2,683,
425

3,387,
608

943,767

4,331,
375
Operating income . .
 . . . . . . . . . . .
 . . . . 	. . .

131,607

48,952

180,55
9

1,312

181,87
1
Other expense
(income)--net . . . .
 . . . .	. . .

(4,475)

55,041

50,566

--

50,566
Income (loss) before
income tax benefit
and minority
interest . . . . . .
 . . . . . . . . . .
 . 	. . .


136,082


(6,089
)


129,99
3


1,312


131,30
5
Tax benefit . . . . .
 . . . . . . . . . . .
 . . . . . . .	. . .

--

(885)

(885)

--

(885)
Income (loss) before
minority interest . .
	. . .

136,082

(5,204
)

130,87
8

1,312

132,19
0
Minority interest . .
 . . . . . . . . . . .
 . . . . . .	. . .

--

64,257

64,257

--

64,257
Net income (loss). .
 . . . . . . . . . . .
 . . . . . 	. . .
$
136,082

($69,4
61)

$66,62
1
$
1,312

$67,93
3

Basic earnings per
share  . . . . . . .
 . . . . 	. . .
$1,360.8
2
   $
(0.01)
 $
0.01
$
0.00
 $
0.01
Diluted earnings per
share . . . . . . . .
 . .	. . .
$1,360.8
2

N/A
 $
0.01
$
0.00
 $
0.01


Weighted average
number of common
and potential
common shares
outstanding . . .
 . . . . . . . . .
 . . .	. . .

100

7,921,
458


8,368,
825

3,800,00
0

12,168
,825

ONE PLUS MARKETING, INC.
___________

STATEMENT OF INCOME FOR THE YEAR ENDED
DECEMBER 31, 1996 (UNAUDITED)

For the Year
Ended
December 31,
1996
(unaudited)
Net revenues. . . . . . . . . . . . . . .
 . . . .	. . . . . . . . . . . . . . . .
 . . . .
$1,927,142
Costs and expenses:

Cost of sales. . . . . . . . . . . . . .
 . . .	. . . . . . . . . . . . . . . .
 . . . .
  1,077,090
Selling, general and administrative	.
 . . . . . . . . . . . . . . . . . . .
     442,359
Total costs and expenses	. . . . . .
	. . . . . . . . . . . . . . . . . .
 . .
  1,519,449
Operating income . . . . . . . . . . . .
 . .	. . . . . . . . . . . . . . . . . .
 . .
     407,693
Other income--net . . . . . . . . . . . .
 .	. . . . . . . . . . . . . . . . . .
 . .
       13,493
Net income . . . . . . . . . . . . . . .
 . . . . .	. . . . . . . . . . . . . . . .
 . . . .
$   421,186


Earnings per share. . . . . . . . . . . .
 . .	. . . . . . . . . . . . . . . . . .
 . .
$  4,211.86


Weighted average number of common and
common equivalent shares outstanding . .
 . . .	. . . . . . . . . . . . . . . .
 . . . .

Accompanying notes to financial statements.
ONE PLUS MARKETING, INC.
___________

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED
DECEMBER 31, 1996 (UNAUDITED)

For the Year
Ended December 31, 1996
(unaudited)
Cash flows from operating activities:

Net income. . . . . . . . . . . . . . .
 . . . . . . . . . . . . . .	. . . . . .
 . . .
$421,186
Adjustments to reconcile net income to
net cash provided by operating
activities:

Depreciation and amortization. . . . .
 . . . . . . .	. . . . . . . . .
    26,235
Changes in assets and liabilities

Accounts receivable--net . . . . . .
 . . . . . . .	. . . . . . . . .
    (85,185)
Prepaid expenses and other . . . . .
 . . . . . . 	. . . . . . . . .
    (67,041)
Accounts payable and accrued
expenses .	. . . . . . . . .
    30,313
Deferred revenue. . . . . . . . . .
 . . . . . . . . . .	. . . . . . . . .
  254,520
Net cash provided by operating
activities	. . . . . . . . .
  580,028


Cash flows used in investing activities:

Purchases of property and equipment . .
 . . . . . .	. . . . . . . . .
  (243,005)


Net increase in cash and cash equivalents.
 . . . . . .	. . . . . . . . .
  337,023


Cash and cash equivalents:

Beginning of period . . . . . . . . . . .
 . . . . . . . . . . . . . 	. . . . . .
 . . .
    89,566
End of period . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . .	. . . . . .
 . . .
$426,589




Supplemental cash flow disclosures:

Cash paid for interest during the period .
 . . . . . . . .	. . . . . . . . .
$          0
Cash paid for taxes during the period. . .
 . . . . . . . .	. . . . . . . . .
$          0

See accompanying notes to financial statements.
ONE PLUS MARKETING, INC.
___________

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 (UNAUDITED)


1. Organization and Description of Business

One Plus Marketing, Inc. (the Company) was incorporated under the laws of the state of Illinois in 1991. The
Company designs and markets interactive voice response and voice processing systems. The Company's customers are located within North America without a significant geographic concentration.


2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with generally accepted accounting principles.

Use of Estimates
Preparation of financial statements in accordance with generally accepted accounting principles requires, among other things, the use of management's estimates and assumptions which affect the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investment securities purchased with an original maturity date of three months or less to be cash equivalents.

Revenue Recognition
The Company generally requires its customer to establish a minimum account balance prior to receiving voice mail service. The Company recognizes revenue as service is rendered. Account balances not used are recorded as deferred revenue. Account balances without activity for 180 days are recorded to revenue.

Income Taxes
The Company's stockholder has elected to be treated as an S Corporation under provisions of the Internal Revenue
Code which provides that, in lieu of corporation income taxes, the stockholder is taxed for the Company's taxable income. Therefore, no provision or liability for federal and state income taxes is reflected in these financial statements.

Depreciation and Amortization
Depreciation and amortization is computed based on the straight-line method over estimated useful lives ranging from five to seven years.

ONE PLUS MARKETING, INC.
___________

NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 1996 (UNAUDITED)

3. Related Party Transactions

In the normal course of conducting business, the Company has entered into transactions with various individuals and companies who are related parties.

4. Leases

The Company leases it facilities from the stockholder under an operating lease through September 30, 1999 with certain renewal options. At December 31, 1996, future minimum annual payments under non-cancelable leases are as follows:

1997                          $    18,000
1998                               30,000
1999                               22,500
Total minimum lease payments  $    70,500

Rent expense for 1996 was     $    13,454.

SGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HITCOM CORPORATION

By:	                 /s/  DAVID B. PARKS
                          David B. Parks
                          Executive Vice President,
                          Chief Financial Officer,
                          Corporate Secretary and Director

Date:   			               March 25, 1998


In accordance with the Securities and Exchange Act of 1934, this registration statement has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.


                          /s/ SCOTT A. BEIL
                          Scott A. Beil
                          Chairman of the Board and
                          Director

                          March 25, 1998

                          /s/ RAJAN ARORA
                          Rajan Arora
                          President and Chief Executive Officer and
                          Director

                          March 25, 1998